Forum Etf Trust
Three Canal Plaza, Suite 600
Portland, ME 04101

November 29, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:           Forum ETF Trust, File Nos. 333-180250 and 811-22679

To whom it may concern:

On April 12, 2013, Forum ETF Trust (the "Trust" or the "Registrant") filed Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC" or the "Commission") to (1) respond to comments set forth in your letter dated April 20, 2013; and (2) reflect new and revised disclosures in the prospectus, statement of additional information and Part C (accession number 0001435109-13-000140). Following below is a summary of the comments provided by the SEC staff via telephone on Wednesday, May 15, 2013, and the Trust’s responses to the comments.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve the Trust from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement; and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General

1. COMMENT: In your response letter, please acknowledge that the staff will not accelerate the registration statement until the Trust receives the exemptive relief it requested in its application filed with the Commission (812-13915-01). Please confirm that the disclosure in the registration statement will be consistent with the terms of the application and order of exemption.

RESPONSE: The Registrant acknowledges that the Staff will not accelerate the registration statement until the Trust receives the exemptive relief requested in its exemptive application filed with the Commission (File No. 812-13915-01). In addition,

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November 29, 2013

the Registrant confirms that the disclosure in the registration statement will be consistent with the terms of the application and order of exemption.

Prospectus

General

2. COMMENT:  Please confirm that all principal investment strategies and risks of the Fund are summarized in Item 4 or revise the disclosure accordingly. See Item 4 of Form N-1A.

RESPONSE: The Registrant confirms that all principal investment strategies and risks of the Fund are summarized in Item 4 as revised in accordance with the staff's comments below.

Fee and Expenses

3. COMMENT: The fee table indicates that the Fund pays no Distribution or Service Fee under rule 12b-1. The SAI, however, discloses the Fund has adopted a plan under rule 12b-1 authorizing the payment up to .25% of net assets. If the Board of Trustees (“Board”) has adopted a resolution not to make any payments under the plan in the upcoming year, please include in the relevant footnote a statement summarizing the Board’s decision not to charge a 12b-1 fee in the upcoming year.

RESPONSE: The Registrant has revised the footnote to the Fund’s fee table consistent with the staff’s comment.

4. COMMENT: Please confirm to the staff that a separate Acquired Fund Fees and Expenses sub-caption is not required in the fee table because acquired fund fees and expenses is estimated to be less than one basis point and that the estimated amount will be included in “other” expenses, or revise the table accordingly. See Instruction 3(f)(i) to Item 3 of Form N-1A.

RESPONSE: The Registrant confirms that a separate Acquired Fund Fees and Expenses sub-caption is not required in the fee table because the Fund’s acquired fund fees and expenses are estimated to be less than one basis point (less than 0.01%). The Registrant further confirms that any estimated acquired fund fees and expenses will be included in the Other Expenses sub-caption.

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Portfolio Turnover

5. COMMENT: Please remove the final sentence of the paragraph beginning "The Fund has not yet . . ." as it is neither required nor permissible under Form N1-A.

RESPONSE: The Registrant has deleted the final sentence of the paragraph in accordance with the staff's comment.

Principal Investment Strategies

6. COMMENT: Please provide clarifying disclosure defining "gold-related securities."

RESPONSE: The Registrant has revised disclosure to clarify the definition of "gold-related securities" in accordance with the staff's comment.

7. COMMENT: Please provide greater detail concerning how the adviser determines "gold to be the only currency with intrinsic value."

RESPONSE: The Registrant has included additional disclosure in accordance with the staff's comment.

8. COMMENT: Please include additional disclosure describing the adviser's "analysis of monetary polices pursued by central banks and economic environments" in relation to determining currency allocations.

RESPONSE: The Registrant has included additional disclosure in accordance with the staff's comment.

9. COMMENT: The prospectus discloses that the Fund may focus its investments in a few currencies. Please confirm whether the Fund may restrict its investments to a single currency and, if so, provide additional disclosure that this is the case and describe related risks.

RESPONSE: Although the Fund is not limited in the amount that may be exposed to any one currency, the Fund will not restrict its investment exposure to a single currency absent a temporary defensive position. The Registrant refers the staff to the third paragraph under "Principal Investment Strategies" within the Summary Section, which discloses "Merk will invest in a basket of hard currency denominated investments that may include gold and gold-related securities to reduce the Fund's exposure to the risks of any one currency."

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November 29, 2013

COMMENT: The Fund invests in debt securities denominated in foreign currencies. Please confirm that all principal investments in such debt securities and related risks are disclosed within the prospectus or include additional disclosure as appropriate.

RESPONSE: The Registrant confirms that it has sufficiently disclosed principal investments in debt securities denominated in foreign currencies and related risks.

10. COMMENT: The prospectus discloses that the Fund may invest in forward currency contracts. If the Fund will invest in forward currency contracts for purposes other than for hedging purposes, please provide additional risk disclosure discussing the speculative nature of forward currency contracts used for non-hedging purposes.

RESPONSE: The Registrant has included additional disclosure concerning investments in forward currency contracts for non-hedging purposes under "Principal Investment Risks" within the Summary Section consistent with the staff’s comment. The Registrant has also made conforming changes to Item 9 risk disclosure.

11. COMMENT: Please clarify what is meant by "other ETPs" and confirm that investment in each type of ETP indicated represents a principal investment strategy of the Fund.

RESPONSE: The Registrant has included disclosure clarifying "other ETPs" and confirms that such investments constitute a principal investment strategy of the Fund.

12. COMMENT:  The prospectus states that the Fund “seeks to” maintain a weighted average portfolio maturity of less than eighteen months. Please include clarifying disclosure indicating that the Fund could maintain a weighted average portfolio maturity of greater than eighteen months.

RESPONSE: The Registrant has included additional disclosure in Items 4 and 9 , consistent with the staff’s comment, indicating that the Fund may have a weighted average portfolio maturity of greater than eighteen months.  The Registrant has made conforming revisions to the Statement of Additional Information.

Principal Investment Risks:

13. COMMENT:  The prospectus discloses that the risks of investing in other ETPs “typically reflect the risks of the types of instruments in which such ETPs invest.” Please confirm that risks related to all principal strategies are addressed or revise disclosure as appropriate.

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RESPONSE: Consistent with the response to Comment 12, the Registrant has revised disclosure in accordance with the staff's comment and has also made conforming revisions to Item 9 disclosure.

SAI

14. COMMENT: With respect to SAI sections that discuss the Fund’s strategies and risks, please confirm to the staff that within those sections, principal investment strategies and risks are distinguished from non-principal strategies and risks or revise the disclosure accordingly (e.g., insert headings to differentiate them). Also, confirm in your response letter that all of the Fund’s non-principal investment strategies and risks are disclosed in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In addition, to the extent that any principal investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the Prospectus or make appropriate revisions to the Prospectus.

RESPONSE: The Registrant confirms that all principal strategies are summarized in the Fund’s prospectus and that all non-principal investment strategies are summarized in the SAI. The Registrant distinguishes between the Fund’s principal and non-principal strategies on page 5 of the Fund’s SAI through reference to the Fund's prospectus.

Investment Polices and Risks:

C. Fixed-Income Securities – U.S. and Foreign Government Securities

15. COMMENT:  The SAI discloses that the Fund may invest in lower rated debt securities. Please disclose whether there is a lowest permissible rating governing the Fund's investments in junk bonds, i.e., whether the Fund may invest in instruments that are in default. If the Fund may invest up to 5% of its total assets in defaulted securities, please include such disclosure in the Fund's prospectus.

RESPONSE: The Registrant has clarified disclosure to indicate that investments junk bonds may include non-investment grade debt securities of any or no rating, including defaulted securities but that the Fund does not expect to invest in defaulted securities, Registrant has not revised the Fund's prospectus disclosure to include information about defaulted securities and believes that including such disclosure in the Fund's prospectus would be misleading.

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G. Illiquid and Restricted Securities

16. COMMENT:  The SAI discloses that the Fund may not invest more than 15% of its net assets in illiquid securities. Please include disclosure concerning the Fund's course of action in the event illiquid securities exceed 15% of its net assets.

RESPONSE: The Registrant has added disclosure indicating that the Fund will take steps to reduce in an orderly fashion its holdings of illiquid securities in the event illiquid securities exceed 15% of the Fund's net assets.

Settlement of Foreign Securities and Regular Foreign Holidays

17. COMMENT: The SAI discloses that, because the Fund will hold foreign securities, Authorized Participants may not be able to redeem (or purchase) shares on days when the NAV of the Fund could fluctuate significantly. Is this a principal risk of investing in the Fund? If so, please revise the prospectus accordingly.

RESPONSE: The Registrant has revised the Foreign Instruments Risk disclosure in Items 4 and 9 in accordance with the staff's comment.

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If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,

/s/ David Faherty
David Faherty
Vice President

cc:           Stacey E. Hong, Forum ETF Trust
Fatima S. Sulaiman, Esq. K&L Gates LLP